Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Fairchild Semiconductor International, Inc.:

We consent to the use of our report dated February 26, 2009, with respect to the consolidated balance sheets of Fairchild Semiconductor International, Inc. and subsidiaries as of December 28, 2008 and December 30, 2007, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders’ equity for each of the years in the three-year period ended December 28, 2008, and the related financial statement schedule, and the effectiveness of the company’s internal control over financial reporting as of December 28, 2008, incorporated herein by reference in this Registration Statement on Form S-8.

/s/ KMPG LLP

Boston, Massachusetts

January 25, 2010